Exhibit 99.1
For Immediate Release
Qiao Xing Mobile Reports Third Quarter 2010 Financial Results

Beijing, China (December 7, 2010) — Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM) (“QXM” or the “Company”), a domestic manufacturer of mobile handsets in China, today announced its unaudited financial results for the three months ended September 30, 2010.
Third Quarter 2010 Results
²	Revenues were RMB286.0 million (US$42.8 million) compared to RMB410.7 million in 3Q09.

²	Handset shipments were 370,000 units compared to 406,000 units in 3Q09.

²	Gross margin was 3.2 % compared to 15.5% in 3Q09.

²	Operating loss was RMB42.4 million (US$6.3 million) compared to an operating income of RMB7.7 million in 3Q09.

²	Net loss attributable to holders of ordinary shares was RMB52.9 million (US$7.9 million) compared to RMB83.8 million in 3Q09.
Revenues for the third quarter of 2010 were RMB286.0 million (US$42.8 million), compared with RMB410.7 million in the same period of 2009. The decrease from the third quarter of 2009 was primarily due to lower unit shipments and a decrease in the average selling price (“ASP”) of products sold in the third quarter of 2010.
Total handset shipment in the third quarter of 2010 was approximately 370,000 units, representing a decrease of 8.9% compared with 406,000 units in the same period of 2009. The decrease in handset shipments compared to the same period of last year was primarily due to fewer new model launches and a slow-down in shipments amid increasing competition in the handset market.
The ASP of handset products decreased to RMB746 (US$112) in the third quarter of 2010, as compared to RMB866 in the third quarter of 2009. The lower ASP compared to the same period last year was primarily due to more aggressive pricing to drive sales in an increasingly competitive environment.
Gross profit in the third quarter of 2010 was RMB9.1 million (US$1.4 million), compared with RMB63.7 million in the same period of 2009. Gross margin was 3.2% in the third quarter of 2010, compared to 15.5% in the same period of 2009. The year-over-year decline in gross margin arose primarily due to the decline in ASP.
Selling and distribution (“S&D”) expenses in the third quarter of 2010 were RMB33.5 million (US$5.0 million), as compared to RMB34.5 million in the same period of 2009. The decrease in S&D expenses in the third quarter of 2010 was primarily due to a reduction in payroll costs and other payroll-related expenses.

General and administrative (“G&A”) expenses were RMB12.2 million (US$1.8 million) in both the third quarter of 2010 and the third quarter of 2009. Share-based compensation expenses recognized in G&A expenses were RMB4.7 million (US$0.7 million) in the third quarter of 2010, compared to RMB2.9 million in the third quarter of 2009. The increase in share-based compensation expenses in the third quarter of 2010 was, however, offset by a reduction in payroll costs and bad debt provisions.
Research and development (“R&D”) expenses were RMB4.7 million (US$0.7 million), compared to RMB8.1 million in the same period of 2009. The lower R&D expenses comparing with the same period of last year was primarily due to lower payroll costs and software license fees.
Total share-based compensation expenses, which have been allocated to S&D, G&A and R&D expenses, increased to RMB5.5 million (US$0.8 million) in the third quarter of 2010 from RMB3.3 million in the same period of 2009.
Operating loss in the third quarter of 2010 was RMB42.4 million (US$6.3 million), compared to an income of RMB7.7 million in the third quarter of 2009.
Net loss attributable to holders of ordinary shares in the third quarter of 2010 was RMB52.9 million (US$7.9 million), compared to RMB83.8 million in the same period of 2009.
Basic and diluted loss per share were both RMB1.00 (US$0.1) in the third quarter of 2010. For the third quarter of 2009, basic and diluted loss per share were both RMB1.76.
Foreign Exchange Rate Used
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from Renminbi (RMB) into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.6905 on September 30, 2010 as set forth in the H.10 statistical release of the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2010, or at any other certain date. The percentages stated are calculated based on RMB.
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is a domestic manufacturer of mobile handsets in China. The Company manufactures and sells mobile handsets based primarily on GSM, TD-SCDMA, and WCDMA. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. In 2008, Qiao Xing Mobile introduced the VEVA series mobile phones and began to open its own retail stores to target the mid income consumers in major cities throughout China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit http://www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about QXM’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. QXM does not undertake any obligation to update any forward-looking statement, except as required under applicable laws. All information provided in this press release is as of December 7, 2010, and QXM undertakes no duty to update such information, except as required under applicable laws.
For further information, contact:
Lucy Wang
Qiao Xing Mobile Communication Co., Ltd.
Tel: (8610) 82193883
Email: wangjinglu@cectelecom.com

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(Amounts in thousands)

	December 31,	September 30,
	2009	2010
	RMB	RMB

Assets
Cash	3,129,070	2,756,707
Restricted cash	251,720	111,919
Accounts receivable, net	114,689	394,073
Inventories	97,146	125,384
Prepayments to suppliers	181,550	140,312
Prepaid expenses and other current assets	36,007	28,324
Assets held for sale	163,000	—
Deferred income taxes	16,249	14,625

Total current assets	3,989,431	3,571,344
Property, machinery and equipment, net	23,708	20,568
Equity investment	5,000	—
Goodwill	112,814	112,814
Other intangible assets, net	4,433	1,108
Deferred income taxes	1,207	1,003

Total assets	4,136,593	3,706,837

Liabilities and equity
Short-term borrowings	884,708	606,000
Accounts payable	60,751	72,060
Prepayments from customers	16,370	16,233
Accrued liabilities	34,590	52,143
Amounts due to related parties	5,568	7,621
Other payables and current liabilities	56,933	8,040
Embedded derivative liability	39,978	17,784
Convertible notes	112,162	112,162

Total current liabilities	1,211,060	892,043
Warrant liabilities	22,637	14,301

Total liabilities	1,233,697	906,344

Equity
Shareholders’ equity	2,810,451	2,712,331
Noncontrolling interests	92,445	88,162

Total equity	2,902,896	2,800,493

Total liabilities and equity	4,136,593	3,706,837

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(Amounts in thousands, except share and per share data)

	Three months ended September 30,
	2009	2010
	RMB	RMB

Revenues	410,746	286,023
Cost of goods sold	(347,092)	(276,876)

Gross profit	63,654	9,147
Selling and distribution expenses	(34,476)	(33,548)
General and administrative expenses	(12,165)	(12,160)
Research and development expenses	(8,133)	(4,747)
Amortization of intangible assets	(1,190)	(1,108)

Operating income (loss)	7,690	(42,416)
Interest income	3,873	4,896
Interest expense	(105,562)	(7,619)
Foreign exchange loss, net	(256)	(1,528)
Gain (loss) on remeasurement of embedded derivatives	18,809	(3,668)
Loss on remeasurement of warrant liability	—	(4,828)
Other (loss) income, net	(16)	235

Loss before income tax expense	(75,462)	(54,928)
Income tax expense	(8,494)	828

Net loss	(83,956)	(54,100)
Net loss attributable to noncontrolling interests	136	1,205

Net loss attributable to holders of ordinary shares	(83,820)	(52,895)

Loss per ordinary share:
- Basic	(1.76)	(1.00)

- Diluted	(1.76)	(1.00)

Weighted average number of shares outstanding:
- Basic	47,610,000	53,016,000

- Diluted	47,610,000	53,016,000